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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q and 10-QSB [ ] Form N-SAR

For Period Ended:  December 31, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For Transition Period Ended:

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Read Attached Instruction Sheet Before Preparing Form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:  TCC Industries, Inc.

Former Name if Applicable: Telecom Corp.

Address of Principal Executive Office (Street and Number):
7942 Great Northern Blvd.

City, State and Zip Code:  Austin, Texas  78757

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PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could be not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE


State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

As previously announced in a press release by the Registrant on January 20, 1999, the Registrant had exhausted its capital and borrowing capacity. The Registrant was forced to disengage its auditors during the early stages of its audit because it lacked the funds to pay the fees associated with the audit. The Registrant is currently unable to comply with the filing requirements imposed by the Securities Exchange Act of 1934, as amended, due to a lack of funds, but will use its best efforts to do so by April 15, 1999 or as soon thereafter as practicable. There can be no assurance that the financial situation of the Registrant will improve so that it will be able to comply with such requirements by April 15, or at all. The Registrant intends to file such portions of the Annual Report on Form 10-K as do not require audited financial information as soon as practicable.


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PART IV - OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

    John I. Whiteley                                (512) 419-7635
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       (Name)                                  (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [X]  Yes         [ ]  No

         (3) Is it anticipated that any significant change in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X]  Yes         [ ]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         On December 15, 1998, the Registrant terminated the staff of its wholly owned subsidiary, Barton Creek Capital Corporation, including its division Common Wealth Trading, Inc., and has filed the documents necessary to withdraw Barton Creek Capital Corporation as a National Association of Securities Dealers broker dealer. All of its furniture and equipment have been sold and the business ceased operations effective as of December 31, 1998. The Registrant must revise its financial statements for the fiscal year ended December 31, 1998 to reflect these transactions.

         In addition, as previously announced, the Registrant's wholly owned subsidiary, TeleCom Industrial Group, Inc. ("TIG"), sold the stock of its wholly owned subsidiary, Paladin Financial, Inc. ("Paladin"), in January 1999. TIG retained approximately $7.5 million in LTV 125 (as defined below) real estate loans and an approximately $2.4 million interest-only strip receivable, and their related debt to a bank, which totals approximately $9 million as of the date of this Notice. "LTV 125" means a conventional loan that is typically secured by a second mortgage lien on a one-to-four family residence, which may be in an amount up to 125% of the value of the underlying equity value of such residence. The Registrant is currently in dispute with the bank over the ultimate disposition of the retained LTV 125 real estate loans. The Registrant has a potential liability arising out of this dispute, because the bank has demanded that the Registrant purchase the LTV 125 real estate loans; and that the Registrant must pay all potential costs and losses associated with the disposition of such assets, none of which, if any, are currently ascertainable. If the Registrant is required to pay any such costs and losses, its financial statements for the fiscal year ended December 31, 1998 must be revised to reflect such liabilities and losses. In addition, the bank has advised TIG and the Registrant that TIG is in default under its credit agreement, and has demanded that TIG pay approximately $1,548,000 in principal and interest (plus interest accruing at a rate of $360.75 per day after the close of business on March 23, 1999 and certain other fees) due on the debt underlying the interest-only strip receivable in full. The Registrant is a guarantor of such debt. The Registrant must revise its financial statements for the fiscal year ended December 31, 1998 to reflect this as a current liability.

         The staff of the Registrant's other wholly owned subsidiary, Allen-Lewis Manufacturing Company ("Allen-Lewis"), has been reduced from 45 employees to approximately 15 employees. A special project has been initiated to accelerate the disposal of all of the old inventory items and the inventory is in the process of being reevaluated to determine its realizable value. The company's two buildings have been listed for sale and buyers are being solicited for its equipment. The Registrant had arrived at a valuation of the reserve for Allen-Lewis' inventory as of December 31, 1998, but now believes that such reserve may be inadequate, and if so, must be adjusted. The determination of any revision to the inventory valuation reserve is not yet complete. After the Registrant computes such valuation, if a revision is necessary, it must recalculate its financial statements for the fiscal year ended December 31, 1998 to take such adjustment into account.

         As previously announced in a press release by the Registrant on January 20, 1999, the Registrant had exhausted its capital and borrowing capacity. The Registrant also has $780,000 outstanding on an unsecured line of credit with its lender, which is guaranteed by its two executive officer. The Registrant only has two employees and two executive officers as of the date of this Notice. The Registrant had begun to prepare financial statements for the fiscal year ended December 31, 1998, but because of the items described above, it must revise such financial statements. Further, as described in Part III of this Notice, the Registrant was forced to disengage its auditors during the early stages of its audit because it lacked the funds to pay the fees associated with the audit. The Registrant has been unable to allocate its resources, financial or human, to revise the financial statements of the Registrant as required so that it can make a reasonable quantitative estimate of the Registrant's financial results for the fiscal year ended December 31, 1998. Due to the shortage of the Registrant's resources, at this time a reasonable quantitative estimate cannot be made of the Registrant's financial results for the fiscal year ended December 31, 1998 or its financial position as of December 31, 1998.

                              TCC Industries, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1999    By:  /s/ WALTER A. DE ROECK
                              ----------------------------------------------------------------------------------
                           Name: Walter A. De Roeck               Title:  Chief Executive Officer
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

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.





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